Exhibit 99.1

**ITW Releases Reclassification of Results for Discontinued Operations; Company Lowers
Forecast for Income Per Share from Continuing Operations**

GLENVIEW, ILLINOIS—(October 7, 2008)—As previously announced, Illinois Tool Works Inc. (NYSE:ITW) approved a plan to divest its Decorative Surfaces segment and Click Commerce business. Accordingly, the Company has reclassified the results of these businesses to discontinued operations. The effect of the reclassification is as follows:

	Diluted Income Per Share From Continuing Operations		
	First Half 2008	First Half 2007	% Change
As Previously Reported	$1.57	$1.54	2%
Reclassification of Discontinued Operations	0.07	(0.11)	
As Adjusted	$1.64	$1.43	15%

The Decorative Surfaces segment consists of the Wilsonart and related high-pressure laminate businesses around the world. In 2007, the Decorative Surfaces segment had revenues of $1.2 billion and operating margins of 13 percent. Click Commerce, a supplier of software solutions and consulting services to a number of large, international companies, offers advanced software solutions in key categories such as supply chain and parts optimization, clinical research, contingent labor management and commerce.

Looking forward, the Company experienced a slowdown in North America in September as industrial production and end market fundamentals weakened in the month. Margins also compressed, in part, due to the more difficult environment to recover raw material price increases.   As a result of slowing end markets and the discontinued operations reclassification, the Company has lowered its third quarter and full-year forecasts for income per share from continuing operations. The Company is now forecasting its third quarter 2008 income per share from continuing operations to be in a range of $0.82 to $0.86. This forecast assumes a total Company revenue growth range of 9 percent to 11 percent. The new forecasted range compares to a third quarter 2007 adjusted income per share from continuing operations of $0.84. Excluding the reclassification for discontinued operations, the third quarter would be in a range of $0.86 to $0.90. For the full-year, the Company is now forecasting income per share from continuing operations to be in a range of $3.22 to $3.34. This forecast assumes a total Company revenue growth range of 9 percent to 11 percent. The new forecasted range compares to a full-year 2007 adjusted income per share for continuing operations of $3.08.

The statements regarding the Company's 2008 third quarter and full-year forecasts are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks, uncertainties and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2008 second quarter.

With $16.2 billion in revenues, ITW is a diversified and value added manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 825 business units in 52 countries and employs some 60,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com